

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Joshua Goldstein
General Counsel and Secretary
Masterworks 043, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 043, LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed March 15, 2021**
> **File No. 024-11457**

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Offering Statement on Form 1-A

General

1. We note the following changes to your LLC Agreement and related disclosure:

    • A new Masterworks entity, known as Masterworks Transfer Services, will act as the company's transfer agent;

    • The 19.99% ownership cap may be waived by the company on a case-by-case basis;

    • Each member is permitted to limit or eliminate its voting rights by providing an irrevocable written notice to the company; and

    • Shares issuable under the administrative services agreement will accrue once 95% of the Class A shares in the offering have been issued.

       Please supplementally explain the reasons for each change. With respect to Masterworks Transfer Services, please advise when the company was formed (and by whom) and provide a complete description of the services it will provide to you and your affiliates.

2.   Please add disclosure regarding Masterworks' qualification rights that have been added as Section 8.20 of your LLC Agreement.

3.   Please revise your offering statement and exhibits, as appropriate, to ensure consistency with the disclosure and exhibits of Masterworks 045, LLC, or tell us why you do not intend to do so.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Laura Anthony, Esq.